Exhibit 99.2

NorthStar Earth & Space Inc.

Condensed Consolidated Financial Statements (Unaudited)

(Expressed in Canadian dollars)

For the nine months ended September 30, 2026 and September 30, 2025

NorthStar Earth & Space Inc.

Unaudited Condensed Consolidated Balance Sheets

(expressed in Canadian dollars, except shares)

	September 30, 2026		December 31, 2025
Assets
Current assets
Cash	C$	273,392	C$	1,267,957
Accounts receivable		13,830,324		925,595
Other receivables		3,484,353		2,686,573
Deferred transaction costs		5,663,759		-
Prepaid expenses		117,098		158,226
Total current assets		23,368,926		5,038,351

Property and equipment, net		6,964,402		897,171
Prepaid expenses		1,421,000		-
Right of use assets		295,615		633,692
Intangible assets, net		3,835,627		5,753,441
Total Assets	C$	35,885,570	C$	12,322,655

Liabilities and stockholders’ deficit
Accounts payable and accrued liabilities	C$	25,188,997	C$	2,311,142
Promissory notes		11,847,380		10,707,947
Short-term loans		2,284,860		2,284,860
Deferred revenue		2,736,052		2,108,044
Shareholder loans		5,550,639		5,175,494
Advance from a shareholder		1,556,922		-
Current portion of loan payable		3,916,670		1,808,333
Current portion of long-term debt		61,165		59,472
Lease liability, current		329,049		476,206
Non-controlling interest		—		2,940,000
Total current liabilities		53,471,734		27,871,498

Loans payable, net of current portion		9,083,330		11,191,667
Long-term debt, net of current portion		20,903		66,991
Convertible debentures		110,660,000		98,894,000
Lease liability, non current		—		180,124
Total liabilities		173,235,967		138,204,280

Temporary equity
Class A preferred shares, no par value, 250,000 shares issued and outstanding at September 30, 2026 and December 31, 2025		25,000,000		25,000,000
Class B preferred shares, no par value, 355,401 shares issued and outstanding at September 30, 2026 and December 31, 2025		32,535,234		32,535,234
Class B-1 preferred shares, no par value, 140,000 shares issued and outstanding at September 30, 2026 and December 31, 2025		14,000,000		14,000,000
Class B common stock, $0.01 par value, 87,504 shares issued and outstanding at September 30, 2026 and December 31, 2025		875		875
		71,536,109		71,536,109

Stockholders’ deficit
Class A common shares, $0.01 par value, 577,605 shares issued and outstanding at September 30, 2026 and 462,023 at December 31, 2025		5,776		4,620
Additional paid-in capital		3,942,144		3,935,405
Accumulated other comprehensive loss		(551,462)		(154,848)
Accumulated deficit		(212,282,964)		(201,202,911)
Total stockholders’ deficit		(208,886,506)		(197,417,734)
Total liabilities and stockholders’ deficit	C$	35,885,570	C$	12,322,655

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements

NorthStar Earth & Space Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(expressed in Canadian dollars, except shares)

	For the three months ended September 30,				For the nine months ended September 30,
	2026		2025		2026		2025
Revenue
Services revenue	C$	17,212,529	C$	1,442,308	C$	25,567,500	C$	7,510,962
Grant income		—		—		330,600		—
	C$	17,212,529	C$	1,442,308	C$	25,898,100	C$	7,510,962
Operating Expenses:
Program and technical management		3,569,792		2,720,197		11,088,382		7,561,034
Legal costs - Spire litigation		108,756		—		8,163,614		—
General and administrative expenses		1,206,186		623,844		3,902,674		2,257,553
Sales and marketing expenses		1,114,749		485,344		2,895,255		1,630,936
Depreciation and amortization expenses		856,268		669,526		2,197,555		2,015,584
Income (Loss) from operations	C$	10,356,778	C$	(3,056,603)	C$	(2,349,380)	C$	(5,954,145)

Other Expenses (income)
Interest income		(9,212)		(12,079)		(19,506)		(14,577)
Interest expenses		444,551		611,257		1,795,898		1,633,476
Foreign exchange (gain) loss		(19,537)		81,094		128,357		57,979
Change in fair value of convertible debentures		2,501,000		2,880,638		11,766,000		8,641,913
Gain on extinguishment of a liability		—		—		(3,040,000)		—
R&D tax credit		(210,475)		(418,128)		(1,900,076)		(1,595,270)
Total other expenses		2,706,327		3,142,782		8,730,673		8,723,521

Net income (loss)	C$	7,650,451	C$	(6,199,385)	C$	(11,080,053)	C$	(14,677,666)

Basic and diluted weighted average shares outstanding, Class A and B common stock		636,214		543,668		578,653		542,912
Basic and diluted net income (loss) per Class A and B Common Stock		11.58		(11.92)		(20.60)		(28.58)

Other comprehensive income (loss):
Foreign currency translation adjustments		(177,296)		(303,095)		(396,614)		(73,408)
Total other comprehensive loss		(177,296)		(303,095)		(396,614)		(73,408)
Comprehensive income (loss)	C$	7,473,155	C$	(6,502,480)	C$	(11,476,667)	C$	(14,751,074)

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements

NorthStar Earth & Space Inc.

Unaudited Condensed Consolidated Statements of Stockholders’ Deficit

(expressed in Canadian dollars, except shares)

For the nine months ended September 30, 2026

	Class A Common Shares			Additional Paid in		Accumulated		Accumulated Other Comprehensive		Total Stockholders’
	Shares	Amount		Capital		Deficit		Loss		Deficit
Balance at December 31, 2025	462,023	C$	4,620	C$	3,935,405	C$	(201,202,911)	C$	(154,848)	C$	(197,417,734)
Net loss for the period	—		—		—		(11,080,053)		—		(11,080,053)
Issuance of Class A common shares	115,582		1,156		—		—		—		1,156
Currency translation adjustment	—		—		—		—		(396,614)		(396,614)
Stock-based compensation	—		—		6,739		—		—		6,739
Balance at September 30, 2026	577,605	C$	5,776	C$	3,942,144	C$	(212,282,964)	C$	(551,462)	C$	(208,886,506)

For the nine months ended September 30, 2025

	Class A Common Shares			Additional Paid in		Accumulated		Accumulated Other Comprehensive		Total Stockholders’
	Shares	Amount		Capital		Deficit		Loss		Deficit
Balance at December 31, 2024	455,023	C$	4,550	C$	3,902,800	C$	(180,005,905)	C$	(368,970)	C$	(176,467,525)
Net loss for the period	—		—		—		(14,677,666)		—		(14,677,666)
Issuance of Class A common shares	7,000		70								70
Currency translation adjustment	—		—		—		—		(73,408)		(73,408)
Stock-based compensation	—		—		24,455		—		—		24,455
Balance at September 30, 2025	462,023	C$	4,620	C$	3,927,255	C$	(194,683,571)	C$	(442,378)	C$	(191,194,074)

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements

NorthStar Earth & Space Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

	For the nine months ended September 30,
	2026		2025

Cash flows from operating activities:
Net loss for the period	C$	(11,080,053)	C$	(14,677,666)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expenses		2,197,555		2,015,584
Interest expenses		1,633,950		1,565,294
Change in fair value of convertible debentures		11,766,000		8,641,913
Stock-based compensation		6,739		24,455
Net change in right of use asset		338,077		339,538
Non-cash change in shareholder loans		—		540,946
Non-cash change in non-controlling interest		(2,940,000)		—
Change in operating assets and liabilities:
Accounts receivable		(12,904,729)		936,886
Other receivables		(797,780)		(1,445,588)
Prepaid expenses		41,128		16,286
Accounts payable and accrued liabilities		11,448,101		(521,227)
Change in deferred revenue		628,008		(117,076)
Change in lease liability		(327,281)		(335,115)
Net cash provided by (used in) operating activities		9,715		(3,015,770)

Cash flows from investing activities:
Additions to property and equipment		(1,327,168)		(56,248)
Net cash used in investing activities		(1,327,168)		(56,248)

Cash flows from financing activities:
Proceeds from issuance shareholder loans		—		1,000,000
Payment on long-term debt		(44,395)		(165,875)
Payment on promissory notes		(239,865)		(182,518)
Advance from a shareholder		1,556,922		—
Issuance of shares		1,156		70
Deferred transaction costs		(889,730)		—
R&D Financing		—		1,923,400
Net cash provided by financing activities		384,088		2,575,077

Foreign currency translation losses		(61,200)		(161,368)

Net change in cash during the period		(933,365)		(496,941)
Cash beginning of period		1,267,957		1,149,197
Cash end of period	C$	273,392	C$	490,888

The accompanying footnotes are an integral part of these unaudited condensed consolidated financial statements.

NorthStar Earth & Space Inc.

Notes to unaudited condensed consolidated financial statements

(expressed in Canadian dollars)

1. Nature of Business

NorthStar Earth & Space Inc. (the “Company”) was incorporated on November 2, 2015, under the Canada Business Corporations Act and is headquartered in Montreal, Quebec, Canada. The Company has the following wholly owned subsidiaries:

●	NorthStar Earth & Space Systems, Inc, incorporated in Delaware

●	NorthStar Earth & Space Europe S.a.r.l. incorporated in Luxembourg

The Company and its subsidiaries offer space-based data and analytics that provide early warning, monitoring, and threat detection services to defense and civilian space communities, including space agencies, satellite operators, and insurance and reinsurance organizations. The Company delivers its services through proprietary data analytics that integrate data collected from a network of space-based optical sensors and complementary ground-based observation systems, including radar and telescopes, processed through a centralized data and analytics platform.

The Company is developing earth observation capabilities that utilize advanced sensing technologies, including hyperspectral imaging, to analyze spectral signatures and detect changes in the chemical composition of objects and environments. These capabilities are intended to provide earth-based monitoring and intelligence services that support risk assessment, environmental monitoring, and sustainable management of Earth’s natural resources.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s condensed consolidated financial statements are presented in Canadian Dollars (“CAD” or “C$”), the parent company’s functional currency and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and footnotes required for complete consolidated financial statements. In the opinion of our management, these condensed consolidated financial statements contain all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position at September 30, 2026, results of operations for the nine months ended September 30, 2026 and 2025, and the three months ended September 30, 2026 and 2025, consolidated statements of stockholders’ deficit for the nine months ended September 30, 2026 and 2025, and cash flows for the nine months ended September 30, 2026 and 2025. The Company’s results for the nine months ended September 30, 2026 are not necessarily indicative of the results expected for the full year. These statements should be read in conjunction with our audited consolidated financial statements for the fiscal year ended December 31, 2025.

These condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Accordingly, these condensed consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has incurred recurring operating losses and negative cash flows from operations since inception. As of September 30, 2026, the Company had cash and cash equivalents of C$0.3 million. On October 1, 2026, the Company completed its de-SPAC transaction and received gross proceeds of US$30.0 million (C$42.0 million) from PIPE Financing.

Management believes that existing cash including these proceeds will be sufficient to fund the Company’s operations for at least twelve months from the date these condensed consolidated financial statements are issued. Accordingly, management concluded that the preparation of these condensed consolidated financial statements on a going concern basis is appropriate.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions made when accounting for items and matters such as, but not limited to, revenue recognition, useful life of intangible assets and impairment indicators, fair value of stock options granted, determination of discount rate and the probability of Qualified Financing Event used to measure the fair value of convertible debentures, are reasonable based on information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated financial statements, as well as amounts reported on the statements of operations during the periods presented. Actual results could differ from those estimates.

NorthStar Earth & Space Inc.

Notes to unaudited condensed consolidated financial statements

(expressed in Canadian dollars)

Property, Plant and Equipment, net

Direct costs associated with the construction of assets, as well as renewals and betterments that materially improve or extend the useful lives of the assets, are capitalized.

The Company capitalizes costs related to the development and construction of new projects when management determines that there is a significant likelihood that the project will be completed and placed in service for its intended use. This determination is based on the achievement of key milestones, including, but not limited to, the receipt of required permits and the execution of major contracts, such as engineering, procurement, and construction contracts. Costs incurred prior to the achievement of these milestones are expensed as incurred. Included in property and equipment, net, on the accompanying consolidated balance sheets are assets under construction of C$6,177,924 and C$nil as of September 30, 2026 and December 31, 2025, respectively. These assets relate to a long-term contract with a vendor for the construction of twenty-one optical payloads that will be used to provide services to customers upon completion and placement into service.

Leases

On June 30, 2026, the Company entered into an agreement with a satellite operator (the “Vendor”) to integrate ten (10) of the Company’s proprietary (in respect of design and operation) payloads (the “Payloads”) to be hosted on certain of the Vendor’s ’satellites. (each satellite hosting a Company Payload, a “Host Satellite”). The agreement enables the Company to conduct operations, and provide services to its customers, utilizing the satellite and communications infrastructure provided by the Vendor. Upon signing the contract, an initial amount of C$1,421,000 of installation and integration fee was invoiced by the vendor and the Company recorded it as long-term prepaid expenses on the accompanying condensed consolidated balance sheet, which will be reclassified as ROU assets at the lease commencement date.

Intangible Assets, Net

Intangible assets consist of acquired contractual rights associated with a proprietary concept of operations to develop a large scale data processing capability and low earth orbit satellite constellation of a number of satellites featuring, among other capabilities, (i) the ability to generate either hyper spectral or infrared imaging information of the Earth destined for a variety of government and commercial applications, and (ii) the ability to find, catalog, track and forecast the path of space objects, including those that could pose a risk to operational satellites. As of the acquisition date, the concept of operations had reached commercial readiness and market deployment capability but had not yet undergone formal public launch.

Revenue Recognition

The Company generates revenue from services provided under fixed-price contracts with government and government-agency customers, which typically vary from one to four years.  The Company recognized revenue in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenue is recognized when control of promised services is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company applies this standard only to contracts where it is probable that the consideration to which it is entitled will be collected.

At contract inception, the Company assesses the services promised within each contract to identify performance obligations and determine whether each promised service is distinct. The Company’s contracts may include promises to transfer multiple services and determining whether services represent distinct performance obligations that should be accounted for separately or together may require judgment.

Continuous service contracts typically require the Company to “stand-ready” to deliver data products over the contractual term, daily. The availability of the data products could be intermittent and result in a day when a data product is not delivered. There are no minimum annual or contractual guarantees for data products, and there are no adjustments to the transaction price for days when a data product is not available. Accordingly, revenue is recognized on a straight-line basis over the contract term, beginning on the commencement date stated in the contract.

Milestone contracts typically provide customers with engineering, research, and technical services. The company measures progress toward satisfaction of the performance obligation over time using an output method based on the achievement of specified milestones, including satisfactory completion of design reviews, development plans, testing plans, validation tests, and verification tests, among others.

Revenue is recognized upon achievement of each milestone representing an evaluation of the nature of services provided, the significance of the deliverables completed, and the relative value transferred to the customer at each stage of the project and is prepared in consultation with members of accounting, engineering, and operations who have significant experience in achieving such milestones to correlate to the entity’s progress.

The Company reviews its measure of progress throughout the contract term and updates estimates as necessary to ensure revenue recognition reflects the transfer of control of services to customers.

NorthStar Earth & Space Inc.

Notes to unaudited condensed consolidated financial statements

(expressed in Canadian dollars)

The Company receives payments from customers based on billing schedules established in each contract. Upfront payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional, such as when the Company has a contractual right to payment per the terms of the contract. Advance payments are not considered a significant financing component because they are used to safeguard the Company from the failure of the other party to abide by some or all their obligations under the contract.

The Company has determined that its revenues do not require further disaggregation beyond the single service category presented, as all the revenue share similar economic characteristics, are derived from the same government and government agency customer base and exhibit similar patterns of cash flow generation under the same over-time recognition model.

Government Grants

The Company accounts for government grants that are not considered exchange transactions (through ASC 606) under ASC 832, Government Grants (“ASC 832”). These arrangements are generally entered into with governmental, quasi-governmental, or intergovernmental organizations to support research, development, innovation, defense technology initiatives, accelerator programs, and other qualifying activities that further public policy objectives.

Arrangements where the grantor is determined not to meet the definition of a customer under ASC 606, are accounted for under ASC 832. The Company has concluded that its current government grant arrangements do not represent contracts with customers because the grantors do not obtain goods or services that are outputs of the Company’s ordinary activities in exchange for consideration. Accordingly, such arrangements are accounted for outside the scope of ASC 606.

Arrangements that fund research, development, testing, commercialization, and other activities that are core components of the Company’s ordinary business activities are recognized as grant income as a component of revenue in the consolidated statements of operations.

Government grants are recognized as grant income when management concludes that there is reasonable assurance the Company will comply with the conditions attached to the grant and that the grant proceeds will be received. Grant income is recognized on a systematic basis over the periods in which the related qualifying activities are performed, unless the grant relates to completed activities or achievement of specified conditions, in which case recognition occurs when the applicable recognition criteria have been satisfied.

The Company presents grant income as a component of revenue in the consolidated statements of operations because the grants represent governmental assistance rather than consideration received from customers. Proceeds received in advance of satisfying the applicable recognition criteria are recorded as deferred grant income, a component of deferred revenue in the consolidated balance sheets. As of September 30, 2026 and December 31, 2025, deferred grant income was C$nil and C$161,600, respectively.

During the periods presented, the Company’s government grants primarily consisted of funding received through defense innovation and accelerator programs sponsored by governmental organizations. Such funding was intended to support technology development, innovation activities, and participation in qualifying programs.

The following tables disaggregate the Company’s revenue by geographic location where the services or activities occurred:

	For the three months ended September 30,				For the nine months ended September 30,
	2026		2025		2026		2025
Service revenue
Canada	C$	16,856,575	C$	—	C$	22,469,023	C$	—
United States		64,986		1,241,333		880,983		4,451,691
European Union		290,968		200,975		2,217,494		3,059,271
		17,212,529		1,442,308		25,567,500		7,510,962
Grant income
European Union		—		—		330,600		—
	C$	17,212,529	C$	1,442,308	C$	25,898,100	C$	7,510,962

The following table disaggregates the Company’s revenue by type of contract:

	For the three months ended September 30,				For the nine months ended September 30,
	2026		2025		2026		2025

Continuous service	C$	16,815,385	C$	541,790	C$	22,746,829	C$	1,439,360
Milestone		397,144		900,518		2,820,671		6,071,602
ASC 606 revenue		17,212,529		1,442,308		25,567,500		7,510,962
Grant		—		—		330,600		—
Non-ASC 606 revenue		—		—		330,600		—
	C$	17,212,529	C$	1,442,308	C$	25,898,100	C$	7,510,962

NorthStar Earth & Space Inc.

Notes to unaudited condensed consolidated financial statements

(expressed in Canadian dollars)

Recently Adopted Accounting Pronouncements

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to provide guidance on how business entities should recognize, measure, and present government grants received. The Company adopted ASC 2025-10 using the modified prospective approach and applied the amendments to grants that were entered after and grants that were not complete as of January 1, 2026. As of September 30, 2026, government grants recognized are reflected as a component of revenue in the consolidated statements of operations.

3. Other Receivables

Other receivables consisted of the following:

	September 30, 2026		December 31, 2025
Research and Development tax credits receivable	C$	3,052,344	C$	2,127,027
Sales taxes receivable		218,586		388,357
Government grants funding receivable		213,423		171,189
Total	C$	3,484,353	C$	2,686,573

The receivables are expected to be collected within one year from the reporting period.

4. Deferred Transaction Costs

As of September 30, 2026, the Company had incurred C$5.7 million of transaction costs related to the business combination, which were recorded as deferred transaction costs. Upon closing of the transaction, these costs will be reclassified to additional paid-in capital.

5. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	September 30, 2026		December 31, 2025
Litigation liability	C$	7,607,588	C$	—
Accounts payable		16,079,828		1,302,366
Accrued liabilities		456,179		443,191
Accrued payroll		490,255		565,585
Sales taxes payable		555,147		—
Total	C$	25,188,997	C$	2,311,142

6. Convertible Debentures

Convertible debentures consisted of the following:

	September 30, 2026				December 31, 2025
	Nominal Amount		Fair Value		Nominal Amount		Fair Value
Secured convertible debentures -preferred shares D	C$	54,779,539	C$	53,303,000	C$	52,145,139	C$	49,120,000
Secured convertible debenture -preferred shares C		20,928,192		20,921,000		19,921,735		19,070,000
Secured convertible debenture issued on July 26, 2021		8,004,115		9,117,000		7,772,846		8,686,000
Unsecured convertible debenture issued on September 11, 2018		20,499,380		27,319,000		19,907,076		22,018,000
Total	C$	104,211,226	C$	110,660,000	C$	99,746,796	C$	98,894,000

NorthStar Earth & Space Inc.

Notes to unaudited condensed consolidated financial statements

(expressed in Canadian dollars)

The key assumptions used to value the convertibles debentures as of September 30, 2026 and December 31, 2025 were as follows:

Discount Rate	2026	2025
Secured convertible debentures -preferred shares D	13.0%	14.0%
Secured convertible debenture -preferred shares C	13.0%	14.0%
Secured convertible debenture issued on July 26, 2021	16.8%	17.4%
Unsecured convertible debenture issued on September 11, 2018	17.8%	18.4%

During the nine months ended September 30, 2026, the Company issued 115,582 Class A common shares at a subscription price of $0.01 per share, to holders of the convertible debentures preferred C and D per the terms of the respective agreements for total proceeds of C$1,156.

7. Stock-Based Compensation

Information concerning stock options outstanding was as follows:

	September 30, 2026			December 31, 2025
	Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life (Years)	Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life (Years)
Exercise price
C$0.83	6,713	6,713	2.00	6,713	6,713	2.75
C$0.83	450	450	2.75	450	450	3.5
C$0.83	8,024	7,984	4.50	8,024	6,623	5.25
C$0.83	31,371	4,398	7.50	31,471	2,623	8.25
	46,558	19,545	4.13	46,658	16,409	4.88

During the nine months ended September 30, 2026, 100 options were canceled due to a departed employee.

Stock-based compensation expense for the three months and nine months ended September 30, 2026 and 2025 were presented as follows:

	For the three months ended September 30,				For the nine months ended September 30,
	2026		2025		2026		2025
Program and technical management	C$	1,187	C$	3,192	C$	3,561	C$	9,576
General and administrative		138		532		411		1,597
Sales and marketing		922		4,427		2,767		13,282
	C$	2,247	C$	8,151	C$	6,739	C$	24,455

8. Net income (loss) per Share

Basic net income (loss) per share is calculated by dividing net loss attributable to Class A and B common stockholders by the weighted-average number of shares of Class A and B common stock outstanding during the period. Diluted net income (loss) per share is based upon the diluted weighted average number of shares outstanding during the period. Diluted net income (loss) loss per share gives effect to all potentially dilutive common share equivalents, including preferred stock and stock options, to the extent they are dilutive.

The Company calculated net income (loss) per share using the treasury stock method. The table below sets for the computation of basic and diluted net income (loss) per share for the periods presented below.

	For the three months ended September 30,				For the nine months ended September 30,
	2026		2025		2026		2025
Net income (loss)	C$	7,650,451	C$	(6,199,385)	C$	(11,080,053)	C$	(14,677,666)
Impact on preferred dividend	C$	(280,000)	C$	(280,000)	C$	(840,000)	C$	(840,000)
Basic and diluted weighted average common shares outstanding		636,214		543,668		578,653		542,912
Basic and diluted net income (loss) per share	C$	11.58	C$	(11.92)	C$	(20.60)	C$	(28.58)

NorthStar Earth & Space Inc.

Notes to unaudited condensed consolidated financial statements

(expressed in Canadian dollars)

The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted average common shares outstanding and diluted net loss per share for the nine months ended September 30, 2026 and September 30, 2025 because the effect of including them would have been antidilutive.

	September 30, 2026	September 30, 2025
Stock Options	46,558	28,777

9. Related Party Transactions

In the normal course of its operations, the Company entered transactions with related companies. These transactions are measured at the exchange amount, which is the amount of consideration determined and agreed to by the related parties. Significant transactions between related parties, other than those disclosed elsewhere in these condensed consolidated financial statements, are as follows:

	For the three months ended September 30,				For the nine months ended September 30,
	2026		2025		2026		2025
Service fees from a subsidiary of a shareholder	C$	75,843	C$	74,750	C$	222,045	C$	211,056
Consulting fees paid to director	C$	6,292	C$	6,297	C$	18,875	C$	18,891

10. Commitments and Contingencies

Legal Proceedings

Other than the Spire arbitration described below, the Company is, from time to time, involved in routine legal matters, and audits and inspections by governmental agencies and other third parties which are incidental to the conduct of its business. This includes legal matters such as initiation and defense of proceedings to protect intellectual property rights, liability claims, employment claims, and similar matters. The Company believes the ultimate resolution of any such legal proceedings, audits, and inspections will not have a material adverse effect on its consolidated balance sheets, results of operations or cash flows.

Vendor Agreements

Effective June 30, 2026, the Company entered into an agreement with a satellite operator (the “Vendor”) to integrate ten (10) of the Company’s proprietary (in respect of design and operation) payloads (the “Payloads”) to be hosted on certain of the Vendor’s ’satellites. (each satellite hosting a Company Payload, a “Host Satellite”). The agreement enables the Company to conduct operations, and provide services to its customers, utilizing the satellite and communications infrastructure provided by the Vendor.

The Company committed US$3,550,000 for the installation, integration, and launch of the Payloads, of which US$1,000,000 (C$1,421,000) was recorded as long-term prepaid expenses in the accompanying consolidated financial statements. The remaining balance is expected to be disbursed as follows:

2026	US$	1,600,000
2027	US$	280,000
2028	US$	670,000

Separately on January 28, 2026, the Company signed an ATP with a Vendor for a commencement of the design and fabrication of four optical payloads and US$ 829,500 were fully paid during this phase. On July 16, 2026, the Company entered into a full contract agreement with the same Vendor to develop the four optical payloads for contract value of US$7,277,808 including amounts previously paid as per the ATP. On August 12, 2026, the Company signed a second ATP with the same vendor for the commencement of the design and fabrication of seventeen additional optical payloads, for a contract value of US$2,715,000.

Spire Litigation

On March 1, 2022, NorthStar entered into a space-as-a-service contract (the “Spire Agreement”) with Spire Global Subsidiary, Inc. (“Spire”) pursuant to which Spire agreed to manufacture, launch and operate four satellites, providing the infrastructure to deliver images and data from space to NorthStar for use with NorthStar’s patented situational awareness technology. In addition to NorthStar’s upfront payments to Spire under the Spire Agreement, Spire agreed to provide NorthStar with US$4,500,000 in vendor financing for services to be rendered by Spire to NorthStar thereunder, through a promissory note bearing interest at an annual rate of 14% from October 20, 2023 to October 20, 2024 and increased to 18% from October 21, 2024.

The four satellites were launched in January 2024. One satellite was lost in space, and the other satellites did not function in accordance with the Spire Agreement’s requirements. Among other things, NorthStar asserted that Spire failed to manufacture and launch four replacement satellites at no additional cost to NorthStar within a commercially reasonable timeframe, as required by the Spire Agreement.

NorthStar Earth & Space Inc.

Notes to unaudited condensed consolidated financial statements

(expressed in Canadian dollars)

On September 30, 2024, NorthStar initiated arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce (“ICC”) seeking monetary damages and other relief relating to the Spire Agreement. On July 31, 2026, an ICC tribunal issued an award which dismissed NorthStar’s claims and granted Spire’s counterclaim in part. Pursuant to the award, NorthStar was directed to pay to Spire amounts due under the Spire promissory note of US$6,759,035, including accrued interest of US$2,259,035 for the period from October 20, 2023 to July 31, 2026, as reflected on the accompanying condensed consolidated balance sheet as C$ 9,808,670, including accrued interest C$3,424,070. In addition, NorthStar was directed to pay certain damages of Spire and legal/arbitration fees and expenses of Spire of C$7,607,588, including accrued interest of C$158,165. This liability has been recorded in Legal costs  - Spire litigation. In connection with this decision, NorthStar has reversed the liability of C$3,040,000 associated with the Variable Interest Entity, as described below.

The ICC has delivered its decision on NorthStar’s August 31, 2026 Article 36(2) Application For Correction, or in the Alternative, Interpretation, which has not altered payments due under the award. NorthStar has commenced making payments to Spire with respect to the award, having made a payment of US$2,773,553 on October 28, 2026. NorthStar expects to make a second payment of US$4,155,544.88 and C$1,217,892.23 in November 2026.

Variable Interest Entity

During the year 2025, Northstar Recovery LP, a litigation financing vehicle, (the “Litigation Financing Vehicle”) was formed. The Company is the general partner and managing member of NorthStar Recovery, LP. It was formed solely for the purpose of financing litigation-related costs of the Spire Arbitration (the “Arbitration”) as described above in the Spire litigation section, in which the Company is the plaintiff. The Litigation Financing Vehicle is capitalized by third-party limited partners (“LPs”) and is consolidated by the Company.

The Litigation Financing Vehicle is considered a Variable Interest Entity “VIE” because the limited partners, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance.

As a result of ICC tribunal issued an award which dismissed NorthStar’s claims mentioned above for the Spire litigation, the Limited Partner (“LP”) liability of C$3,040,000 was extinguished as no potential outflows are expected, the Company recognized a gain on extinguishment of a liability of the same amount in the accompanying condensed consolidated financial statements. The Company has no obligation to provide additional financial support to the Litigation Financing Vehicle beyond its role as general partner and has not provided any guarantees or other forms of credit support to the Litigation Financing Vehicle as of September 30, 2026.

Thales Alenia Space France Promissory Note Modification

On April 29, 2026, the Company entered into a new agreement with Thales Alenia Space France for the repayments of the promissory note, under this agreement, the Company will (i) immediately upon signature of this Agreement pay 150,000 EUR to TAS as a reduction of the outstanding, the remaining balance will (ii) pay thereafter on or before the 20th business day of each calendar month. On October 1, 2026, the promissory note was fully settled. The outstanding principal and accrued interest, totalling EUR 1,267,539, was repaid.

11. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date of issuance of these condensed consolidated financial statements. Based upon this review, other than as described below or within these condensed consolidated financial statements, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

Business Combination

On October 1, 2026, the Company completed its previously announced business combination with Viking Acquisition Corp. I (“Viking”), and Viking NS Amalgamation Corp. (“NewCo”) pursuant to the Business Combination Agreement dated April 16, 2026, as amended (the “BCA”).

The transaction included: (i) the continuation of Viking from the Cayman Islands to Canada under the Canada Business Corporations Act (“CBCA”); (ii) the amalgamation of the Company and NewCo under the CBCA, with the amalgamated entity surviving as a wholly owned subsidiary of the Company; (iii) the renaming of Viking to NorthStar Earth & Space Enterprises, Inc.; (iv) the adoption of a new capital structure, including the redesignation of Viking Class A shares as common shares of the Company and the creation of preferred shares; (v) the exchange of the Company’s securities and equity awards for securities and equity awards of Viking; and (vi) the listing of the Company’s common shares and public warrants on the NYSE American.

Immediately prior to closing, the Company completed a recapitalization of its capital structure, including the conversion, exchange, or amendment of its outstanding shares, convertible debentures, shareholder loans, warrants, and options. Concurrently, the Company completed a PIPE financing that generated gross proceeds of US$30.0 million resulting in the issuance of 3,000,000 common shares and 3,000,000 warrants to PIPE investors (of which, 679,109 common shares were satisfied by the application of certain PIPE investors of Viking Class A ordinary shares already held by them against the purchase price). In addition, 500,000 common shares were issued to the Sponsor pursuant to that certain letter agreement dated as of April 16, 2026, by and between Viking and Sponsor (“the Sponsor Letter Agreement”).

At closing, all outstanding Company ordinary shares, warrants, and options were exchanged for equivalent securities of the Company in accordance with the Plan of Arrangement. Following the closing, up to 10,000,000 additional common shares may be issued to certain designated recipients determined by a committee of the board of directors upon achievement of specified revenue-based earnout targets, of which, Viking’s sponsor is entitled to receive 10%, subject to the satisfaction of certain trading-price conditions set forth in the Sponsor Letter Agreement.

Following the completion of the Business Combination, the Company’s common shares and public warrants were listed on the NYSE American, under the ticker symbols “NSTR” and “NSTR.WS.,” respectively.

The business combination will be accounted for as a reverse recapitalization, with the Company treated as the accounting acquirer for financial reporting purposes. Accordingly, the transaction will be treated as the equivalent of the Company issuing shares for the net assets of Viking, accompanied by a recapitalization. No goodwill or other intangible assets will be recognized as a result of the transaction.